Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

VIA EDGAR and FACSIMILE

August 3, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq., Legal Branch Chief
Mary Beth Breslin, Esq., Senior Attorney
Ruairi Regan, Esq.
Brian Cascio, Accounting Branch Chief
Jong Hwang

Re:	Avago Technologies Limited (the “Company”)
Registration Statement on Form S-1 (File No. 333-153127)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 41,400,000 ordinary shares, no par value, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. New York City Time on August 5, 2009, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 27, 2009, through the date hereof:

Preliminary Prospectus dated July 27, 2009:

16,489 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
BARCLAYS CAPITAL INC. MORGAN STANLEY & CO. INCORPORATED CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ted Tobiason
Name:	Ted Tobiason
Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President